Exhibit 99.1

KBS Fashion Group Limited Announces Senior Management and Board of Directors Changes

SHISHI, China, Nov. 7, 2017 /PRNewswire/ -- KBS Fashion Group Limited (NASDAQ: KBSF) (“KBS” or the “Company”), a vertically-integrated casual menswear company in China, today announced changes to its senior management and Board of Directors (the “Board”).

On November 1, 2017, Mr. Keyan Yan resigned from his positions as Chief Executive Officer (“CEO”) and President of the Company. Mr. Yan will continue to serve as Chairman of the Board. The Board has appointed Mr. Xiaowen Zheng (“Mr. Zheng”) as its new CEO and President, effective immediately. The Board also voted to appoint Xiaowen Zheng as director of the company and the size of broad increased to eight. Additionally, Ms. Lixia Tu, who currently serves as Chief Financial Officer of the Company, was appointed as Secretary of the Company, effective immediately.

Mr. Zheng has extensive experience in China’s advertising and media industries. Prior to this appointment, as the founder, Mr. Zheng has served as Chairman and CEO of Shancangzi (Xiamen) Culture Communications Co. Ltd. (“SCZ”), a China-based advertising and branding agency, since its inception in 2007. Mr. Zheng currently also serves as a board director of Advertising Association of Fujian Province and Advertising Association of Xiamen City, a member of China Public Relations Association. Mr. Zhang attended Executive Development Program in Economics at Xiamen University and holds a Bachelor Degree in Information Management and Systems from Yang-En University.

Mr. Yan, Chairman of KBS, welcomed Mr. Zheng to his new positions, “Xiaowen is an expert in advertising and branding and has successfully led his SCZ team in promoting leading brands, such as Coca Cola, Mercedes Benz, Uni-President, Wanda Plaza, in the Fujian market where we have the strongest presence. The Board is thrilled that Xiaowen has agreed to take up the torch and lead KBS’ next chapter.”

Mr. Zheng, the new CEO of KBS, added, “KBS is a truly differentiated brand in the garment industry and has a solid foundation to excel in the long run. I feel privileged to join KBS and look forward to working closely with the Board and other senior management members to take the Company to the next level.”

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 50 KBS branded stores (as of June 30, 2017) and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Lisa Tu
Chief Financial Officer
T: +86 158-5972-2469
E: lingsantu@hotmail.com

Tony Tian, CFA
Weitian Group LLC
T: +1 732-910-9692
E: tony.tian@weitian-ir.com